UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 57112/January 8, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-12895

_____

In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
e4L, INC., LUMINEX LIGHTING, INC.,	:	REVOKING REGISTRATIONS BY
MD HEALTHSHARES CORP.,	:	DEFAULT
ROYAL HOLIDAY MOBILE	:	
ESTATES, INC., and	:	
SALES STRATEGIES, INC.	:	

_____

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on November 30, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondents e4L, Inc. (e4L), Luminex Lighting, Inc. (Luminex), MD Healthshares Corp. (MD), Royal Holiday Mobile Estates, Inc. (Royal Holiday), and Sales Strategies, Inc. (Sales Strategies) (collectively, Respondents) were served with the OIP no later than December 10, 2007. Respondents' Answers to the OIP were due ten days after service. OIP at 3; 17 C.F.R. § 201.220(b). No Respondent has filed an Answer and the time to do so has passed. A telephonic prehearing conference was held on December 21, 2007, at which no Respondent appeared. The Division of Enforcement (Division) filed a Motion for Default and Brief in Support of Motion for Default on December 27, 2007.

Respondents are in default for failing to appear at a scheduled prehearing conference, file an Answer to the OIP, or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

e4L (CIK No. 70412) is a void Delaware corporation located in Van Nuys, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(b). e4L is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss from operations of $49,447 for the prior two quarters. On March 5, 2001, the company filed a Chapter 11 bankruptcy petition in the U.S. Bankruptcy Court for the Central District of California.

Luminex (CIK No. 1039640) is a suspended California corporation located in Chino, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Luminex is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 8-A registration on July 22, 1998.

MD (CIK No. 1038049) is a revoked Louisiana corporation located in Baton Rouge, Louisiana, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). MD is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 1999.

Royal Holiday (CIK No. 1111250) is a Nevada corporation located in Fontana, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Royal Holiday is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2003, which reported that the company had no assets or operations and had a net loss since inception of $20,305.

Sales Strategies (CIK No. 1108240) is a revoked Nevada corporation located in Los Angeles, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Sales Strategies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2003, which reported a net loss since inception of $15,950.

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance at their most recent address shown in their most recent filings with the Commission, or did not receive the letters because of their failure to keep an updated address on file with the Commission as required by Commission rules.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result, Respondents failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

In light of the foregoing, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of e4L, Inc., Luminex Lighting, Inc.,

MD Healthshares Corp., Royal Holiday Mobile Estates, Inc., and Sales Strategies, Inc., are hereby REVOKED.

_____
Robert G. Mahony
Administrative Law Judge